Rachel E. Geiersbach
Senior Attorney

Direct: 540-561-1632
September 24, 2009	Fax: 540-561-1145
Rachel.geiersbach@advance-auto.com

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via Facsimile AND EDGAR

Re:     Advance Auto Parts, Inc.

Dear Mr. Owings,

This letter supplements the response letter of Advance Auto Parts, Inc. (the “Company”), dated August 19, 2009 (the “Initial Response Letter”), to the July 21, 2009, comment letter of the staff of the Division of Corporation Finance (the “Staff”) to the Definitive Proxy Statement on Schedule 14A filed on April 14, 2009 (the “2009 Proxy Statement”).  Subsequent to our Initial Response Letter, which requested that the Staff confirm the acceptability of a commitment from the Company to disclose budget target amounts in future filings, we had a conversation with Mara Ransom of the Staff on August 26, 2009.  To assist the Staff in its consideration of the Company’s request, Ms. Ransom requested that the Company explain why the Company should not be required to file an amendment to its Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (the “2008 Form 10-K”) and provide to the Staff in a supplemental letter sample disclosure that it intends to include in future filings in response to the Staff’s comment.

The Company understands it is the Staff’s position that the 2009 Proxy Statement disclosures regarding the Company’s 2008 annual incentive goals and results did not provide sufficiently detailed information to satisfy the requirements of Item 402(b) of Regulation S-K.   As set forth below, the Company proposes to provide additional specificity, including dollar or percentage amounts, as appropriate, for the goals and actual results underlying the Company’s annual incentive compensation program for the prior fiscal year in future filings.  However, the Company believes that the disclosures in the 2009 Proxy Statement regarding the Company’s 2008 annual incentive goals and results, particularly when taken together with information reported in the Company’s 2008 Form 10-K, were sufficiently informative to shareholders regarding the Company’s 2008 annual incentive goals and the 2008 results to mitigate the need for filing an amendment to the 2008 Form 10-K.  For example, in describing the performance measures for annual incentive compensation, the Company explained that

H. Christopher Owings
United States Securities and Exchange Commission
September 24, 2009

the Do It Yourself (“DIY”) and Commercial sales growth measures and the operating income measure, respectively, were compared to budgeted amounts, which were established based on desired growth levels over the prior year actual results.  The Company reported the rate of growth in DIY and Commercial sales on page 17 of the 2009 Proxy Statement (as well as on page 22 of the Management’s Discussion & Analysis portion of the 2008 Form 10-K).  The fact that certain adjustments were made to the results for certain extraordinary items was reported in the 2009 Proxy Statement, and the amounts of the Company’s operating income and the amounts and reasons for related adjustments are reported and amply explained in the 2008 Form 10-K.  Furthermore, the Company indicated in the 2009 Proxy Statement that the Company had intended the 2008 financial targets to be challenging based on the 2007 financial results and the continuation in macroeconomic challenges. As explained in the textual material preceding the table in the 2009 Proxy Statement, the Store Manager Turnover measure was based on a percentage rate of improvement in turnover of store managers, and the actual rate of improvement for 2008 was reported.

In addition, the 2008 Annual Incentive Plan Performance Results table included in the 2009 Proxy Statement provides a percentage comparison of the actual performance for each of the performance measures.   When taken together with the textual disclosures that precede the table, shareholders can easily determine that the 2.3 percent decline in DIY comparable store sales was an improvement over the prior year’s trend but was lower than target or budgeted level.  For Commercial comparable store sales, the 2009 Proxy Statement discloses that the actual performance in Commercial comparable stores was a 12 percent improvement over 2007 results and only slightly above the target level.  The 2009 Proxy Statement reports that the Company’s actual results for comparable operating income constituted a 4.9 percent increase in comparable operating income but fell slightly below target level, and a 28 percent improvement in store manager turnover over 2007 results was substantially above plan level.  In other words, the disclosures made by the Company in its 2008 Form 10-K and 2009 Proxy Statement provided shareholders the information needed to have a meaningful understanding of the basis for the payment of annual incentive compensation to the Company’s named executive officers and thus gave investors the information necessary to determine that the targets set by the Company to award incentive compensation were reasonable. Based on the foregoing, the Company submits the filing of an amendment to the 2008 Form 10-K would not serve to provide any meaningful, additional information to investors at this time because the Company has provided sufficient information for investors to determine the percentage rate of change in comparable store sales for DIY and Commercial and the relative percentage of its total sales comprised of Commercial and DIY, respectively.  The Company submits that it will report the actual dollar amounts, or percentage rates as appropriate, for its annual compensation plan performance measures at threshold, target and maximum payout levels as well as the actual results for the prior fiscal year commencing with the Company’s 2010 Proxy Statement in order to provide further transparency in describing the performance measures for annual incentive compensation.

H. Christopher Owings
United States Securities and Exchange Commission
September 24, 2009

For the reasons stated in the Company’s response letter dated August 19, 2009, and further explained herein, the Company hereby submits to the Staff that it has made a good faith effort to comply with the commitment in the Prior Comment Letters and that it has significantly improved its disclosure relating to executive compensation beyond the Staff’s specific comments in the Prior Comment Letters.  Accordingly, the Company proposes to disclose target amounts for the prior fiscal year in its Compensation Discussion & Analysis consistent with the following disclosure for 2008 in future filings in response to the Staff’s comment in its July 21, 2009 comment letter and respectfully requests  the Staff confirm that a commitment from the Company to disclose target amounts for the prior fiscal year in future filings consistent with the following disclosure is acceptable to the Staff.  (Please note that introductory discussion in the disclosure below remains unchanged, and only the table and accompanying notes have been revised.)

Sample Disclosure:

Annual Incentive Plan

2008 Incentive Plan

Our annual incentive plan provides for the payment of cash bonuses based upon Company performance in relation to predetermined financial targets established near the beginning of the year.  For 2008, we established incentive targets at the median levels reported in the Hay Group retail compensation data, with the opportunity for above median payouts for correspondingly higher performance.  The overall incentive potential varies depending upon the executive’s position.  For 2008, our chief executive officer had an incentive target of 150 percent of base salary and other named executive officers had incentive targets of 60 or 65 percent of base salary.  The range of potential annual incentive payouts for 2008 was from zero to 200 percent of each executive officer’s incentive target.  In order for an executive officer to be entitled to receive the maximum annual incentive payout in 2008, the Company would have been required to exceed all predetermined financial targets.  For additional information about the Company’s annual incentive plan, please refer to the “2008 Grants of Plan-Based Awards Table,” which shows the threshold, target and maximum incentive amounts payable under the plan for 2008, and the “Summary Compensation Table,” which shows the actual non-equity incentive plan compensation paid to executives for our 2008 fiscal year performance.

The following financial performance measures were established for 2008 with relative weights based on their significance in driving stockholder value: 1) Do It Yourself (“DIY”) sales growth for stores open for at least twelve months compared to budgeted growth level: 20 percent; 2) commercial comparable store sales growth compared to budgeted growth level: 20 percent; 3) operating income compared to budget level: 40 percent; and 4) specific achievement of reduction in store manager turnover compared to prior year: 20 percent.  Budgets for DIY sales, commercial sales, and operating income for the entire Company were approved by the Compensation Committee in February 2008 as part of the annual financial planning process established by the Board of Directors. These targets were determined by reviewing the Company’s historical performance and attempting to develop challenging, but attainable performance targets in light of market and competitive conditions.  For example, the store manager turnover target was determined by the Compensation Committee based on a desired level of improvement in 2008 over 2007 turnover levels.

The financial goals established in the 2008 annual budget process were intended to be challenging for our Company and our employees.  Performance against the budget and established incentive goals proved to be more achievable in 2008 than in 2007 due in part to the implementation of the four key business transformation strategies established by management and the Board of Directors early in the year.  The annual incentive plan payout to each of our executives in 2008 was 108.4 percent of their individual targets.  This was driven by an acceleration in our commercial comparable

H. Christopher Owings
United States Securities and Exchange Commission
September 24, 2009

store sales growth from 6 percent to 12 percent in 2008, a decrease in the comparable store sales decline of 3 percent in fourth quarter 2007 to a decline of one percent in fourth quarter 2008, a 28 percent improvement in store manager turnover and a 4.9 percent increase in comparable operating income, which excludes the impact of the fifty-third week of fiscal year 2008 and a non-cash inventory adjustment.  Together, these key financial measures translated to an increase of approximately 16 percent in earnings per share for 2008 on a comparable operating basis.  Annual incentive plan payments in the two prior fiscal years for named executive officers were less than 10 percent of bonus targets when earnings per share growth was 1.4 percent and 5.6 percent for 2006 and 2007, respectively. The following table shows the annual incentive plan measures and payouts as a percentage of target for 2008.

2008 Annual Incentive Plan Performance Results

		Threshold Performance to Receive 25% Payout			Target Performance to Receive 100% Payout			Maximum Performance to Receive 200% Payout			2008 Actual Performance
Measure	Weight	% of Target	2008 Results vs. 2007	2008 Results	% of Target	2008 Results vs. 2007	2008 Results	% of Target	2008 Results vs. 2007	2008 Results	Results	Results vs. 2007	Results vs. Goal	Payout Percent
DIY Sales (a)	20%	96%	-5.0%	$ 3,312.4	100%	-1.0%	$ 3,451.8	104%	2.9%	$ 3,588.9	$3,405.6	-2.3%	98.7%	75.6%
Commercial Sales (b)	20%	96%	4.8%	1,326.3	100%	9.2%	1,381.7	104%	13.5%	1,436.5	1,418.5	12.1%	102.7%	167.5%
Operating Income (c)	40%	90%	1.8%	423.9	100%	13.1%	471.0	110%	24.4%	518.1	457.5	9.9%	97.1%	78.3%
Store Manager Turnover (d)	20%	94%	-10.0%	18%	100%	-15.0%	17%	130%	-30.0%	13%	15.3%	-23.5%	111.1%	142.5%
Total Payment														108.4%

(a)
2008 DIY sales growth target and results measures are based on comparisons with 2007 results.  The 2008 actual performance results reported in the table reflect the amount and percentage rate of change in DIY comparable store sales adjusted to exclude the impact of the fifty-third week of our 2008 fiscal year.

(b)
2008 Commercial sales growth targets and results measures are based on comparisons with 2007 results.  The 2008 actual performance results reported in the table reflect the amount and percentage rate of change in Commercial comparable store sales adjusted to exclude the impact of the fifty-third week of our 2008 fiscal year.

(c)
2008 Operating Income growth target and results measures are based on comparisons with 2007 results.   The 2008 results reported in the table reflect adjustments for certain non-comparable items, primarily consisting of the $37.5 million adjustment recorded for fiscal 2008 due to a change in our inventory management approach for slow moving inventory.

(d)	2008 Store Manager Turnover target and results measures are expressed as the percentage rate of improvement over the 2007 Store Manager Turnover rate of 20 percent.

Conclusion:

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
United States Securities and Exchange Commission
September 24, 2009

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your time and your attention to the Company’s response to your comment.  Should you have any questions or comments with respect to this filing, please call me at 540-561-1632 or fax at 540-561-1448.

Sincerely,

/s/ Rachel E. Geiersbach

Rachel E. Geiersbach

cc:	Mara L. Ransom (Securities and Exchange Commission)
Michael A Norona (CFO - Advance Auto Parts)
Christina E. Melendi (Bingham McCutchen LLP)